UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 8) *

KU6 MEDIA CO., LTD.
(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Johnson Yao
Senior Vice President
Shanda Interactive Entertainment Limited
No. 666 Zhang Heng Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 6058-8688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 

13	Percent of Class Represented by Amount in Row (11)
70.1% (2)

14	Type of Reporting Person
CO, HC

(1)
Represents 3,334,694,602 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), which is wholly owned by Premium Lead Company Limited (“Premium Lead”).

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

2

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 

13	Percent of Class Represented by Amount in Row (11)
70.1% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

3

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares 

13	Percent of Class Represented by Amount in Row (11)
70.1% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)	This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

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This Amendment No. 8 amends and restates the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 7 thereto, and is being filed on behalf of the Reporting Persons (as defined herein) to report the entry into an agreement relating to the disposition of a portion of Ordinary Shares held by certain Reporting Persons as follows.

Item 1. Security and Issuer

(a) This statement relates to the Shares of Ku6, including Shares represented by ADSs.

(b) The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.                      Identity and Background

(a)-(c), (f)                           The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”), Shanda Media Group Limited (“Shanda Media”) and Premium Lead Company Limited (“Premium Lead”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda was incorporated with limited liability under the laws of the Cayman Islands.  Each of Shanda Media and Premium Lead was incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of Shanda, Shanda Media and Premium Lead is 8 Stevens Road, Singapore 257819.

Shanda is an investment holding company which primarily engages in private equity, venture capital, real estate and secondary market investment.  Shanda Media is a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On March 31, 2013 Shanda Media entered into an agreement (“Share Purchase Agreement”) with Mr. Xu Xudong, a PRC citizen (“Buyer”) under which Shanda Media has agreed to sell 1,938,360,784 Shares to the Buyer (the “Sale Shares”) subject to the terms of, including the fulfillment of conditions precedent set forth in, the Share Purchase Agreement.  The aggregate consideration (the “Purchase Price”) for the Sale Shares will be determined based on the market price of Ku-6’s ADSs during the seven consecutive business days immediately prior to the closing date under the Share Purchase Agreement (“Closing Date”) and the closing price of Ku-6’s ADSs on the Closing Date.  The transaction is expected to close by April 30, 2014.

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In connection with the purchase of the Sale Shares, Shanda Media will extend a loan to the Buyer for the entire amount of the Purchase Price, which will be secured by a pledge of the Sale Shares to Shanda Media by the Buyer.  In connection with such arrangement and the Buyer’s obligation to pay the Purchase Price on the Closing Date, the Buyer will issue a promissory note to Shanda Media (“Promissory Note”) and execute a share charge (“Share Charge”) on the Closing Date. The Promissory Note has a maturity period of three years from the Closing Date, and accrues interest following the second anniversary of the Closing Date at LIBOR + 4.5% per annum.

A copy of the Share Purchase Agreement is attached hereto as Exhibit B (together with the form of Promissory Note and the form of Share Charge), and is incorporated herein by reference.

Item 4.  Purpose of Transaction

Terms of the Share Purchase Agreement

As described in Item 3 above, which is incorporated into this Item 4 by reference, pursuant to the Share Purchase Agreement, Shanda Media agreed to sell, and the Buyer agreed to purchase, a total of 1,938,360,784 Shares at the Purchase Price.

The Share Purchase Agreement provides that so long as the Promissory Note is outstanding or Shanda Media holds 10% of Ku6’s Shares, the Buyer has agreed that upon request of Shanda Media, he will use his best efforts and take necessary actions to change the size of the board of directors to seven members and cause two individuals nominated by Shanda Media (“Shanda Nominees”) to be appointed as directors of Ku6 so far as such Shanda Nominees are not prohibited by any applicable law or stock exchange rules to be a public company director, and in furtherance of this agreement, the Buyer has agreed to vote all Shares and other securities of the Company beneficially owned by him at any shareholder meeting to elect the Shanda Nominees as directors of the Company.

The Share Purchase Agreement also provides that so long as the Promissory Note is outstanding or Shanda Media holds 10% of Ku6’s Shares, the Buyer has agreed, amongst others, not to (i) acquire any Shares or be part of a group that holds more than 50% of the beneficial ownership of Shares of Ku6, (ii) make any acquisition proposal or proposal for an extraordinary transaction involving the Company, or (iii) cause any action to be taken by Ku6 or its subsidiaries with respect to certain fundamental matters, including liquidation, delisting, sale of assets over a certain specified threshold, certain related party transactions or a merger or similar transaction, without the prior written consent of Shanda Media. The Buyer has agreed to cause the Company to file a registration statement to register the Shares and/or ADSs held by Shanda Media upon request of Shanda Media.

The Buyer has agreed under the Share Purchase Agreement to procure Ku6 to raise at least US$10,000,000 on or prior to October 30, 2014 through equity or debt financing.

Following the Closing Date, if any amount is due and payable to Shanda Media under the Promissory Note or the Share Charge and is outstanding, Shanda Media may require (as part of their enforcement) the Buyer to transfer all of the Sale Shares to Shanda Media at a price equal to the lower of (x) the Purchase Price and (y) the then market value of the Sale Shares calculated in the manner set forth under the Share Purchase Agreement.

In addition, Shanda Media has agreed that if Ku6 proposes to acquire Sky Profit Limited, a Cayman Islands company majority-owned by Buyer (“Sky Profit”), and such transaction is recommended to the shareholders for approval by the board of directors of Ku6 and any special committee of disinterested directors, Shanda Media shall vote all its Shares in line with such recommendation. Shanda Media also has a right under the Share Purchase Agreement to subscribe to equity or equity - linked securities issued by affiliates of the Buyer for an amount up to US$25,000,000 that is equal to, or convertible into, 20% of Sky Profit on a fully diluted basis.

Closing under the SharePurchase Agreement is subject to fulfilment of customary closing conditions, and includes the requirement that either Ku6 should have cash or cash equivalents minus accounts payable due as of March 31, 2014 of at least RMB 10 million, or alternately, Shanda Media shall have agreed to inject RMB 20 million in cash or cash equivalents on terms agreed with Ku6.

6

A copy of the Share Purchase Agreement is attached hereto as Exhibit B (together with the form of Promissory Note and the form of Share Charge), and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a)–(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%
Shanda Media Group Limited	3,334,694,602	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%
Premium Lead Company Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	70.5%

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda, which is wholly owned by Premium Lead.

(2)
This percentage is calculated based upon 4,732,446,560 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2012 as set forth in Ku6’s Form 20-F furnished with the Securities and Exchange Commission on April 19, 2013.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)      During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated April 1, 2014 among Shanda Interactive Entertainment Limited, Shanda Media Group Limited and Premium Lead Company Limited.

Exhibit B – Share Purchase Agreement dated March 31, 2014 among Shanda Media Group Limited and Xu Xudong (together with form of Promissory Note and form of Share Charge)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

April 1, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 1, 2014	By:	/s/ Danian Chen
		Name:	Danian Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

April 1, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

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Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is 8 Stevens Road, Singapore 257819 except for Danian Chen, Jin Zhang and Johnson Yao whose business address is No. 666 Zhangheng Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen	PRC	Chairman of the Board and Chief Executive Officer
Qian Qian Chrissy Luo	Singapore	Director
Robert Chiu	Taiwan	President
Danian Chen	PRC	Director
John Lee	Hong Kong, PRC	Head of Tax
Jin Zhang	PRC	Senior Vice President
Haifa Zhu	PRC	Chief Investment Officer
Johnson Yao	PRC	Senior Vice President

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

Mr. Danian Chen, Director of Shanda, is the sole director of Shanda Media.

DIRECTORS AND EXECUTIVE OFFICERS OF PREMIUM LEAD

Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is Chairman and Chief Executive Officer of Premium Lead. Ms. Qian Qian Chrissy Luo, Director of Shanda, is a non-executive director of Premium Lead. Mr. Danian Chen, Director of Shanda, is a director of Premium Lead.

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 1st day of April, 2014.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

April 1, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 1, 2014	By:	/s/ Danian Chen
		Name:	Danian Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

April 1, 2014	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

10

Execution Version

Exhibit B

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made as of March 31, 2014 by and between Shanda Media Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Seller”) and Mr. XU Xudong （许旭东）, a citizen of the People’s Republic of China with passport number of G######## (the “Buyer”).  The Buyer and the Seller are hereinafter collectively referred to as the “parties” and each individually as a “party.”

WITNESSETH:

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desire to purchase from the Seller, a certain number of Shares (as defined below), pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree to as follows:

ARTICLE 1
Definitions

Section 1.01.  Definitions.  As used herein, the following terms have the following meanings:

“ADS” means American Depositary Shares of the Company (each ADS representing 100 Shares).

“Affiliate” means, with respect to a person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person provided that neither the Company nor any subsidiary of the Company shall be considered an Affiliate of Seller. For purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  In the case of the Buyer, the term “Affiliate” also includes (x) the Buyer’s immediate family members including his parents, spouse, and children, and (y) the Buyer’s Associates.

“Associate” means, with respect to a person, (1) a corporation or organization of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial benefical interest or as to which such person serves as trustee or in a similar capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of any of (1) and (2) or any of its parents or subsidiaries.

“Applicable Law” means, with respect to any person, any foreign or domestic, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority that is binding upon or applicable to such person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Hong Kong or New York are authorized or required by Applicable Law to close.

“Control Documents” means each of the contracts set forth on Exhibit C.

“Excess Cash” means the difference of (i) cash and cash equivalents on the balance sheet of the Company as of March 31, 2014 and (ii) accounts payables that are due as of March 31, 2014.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and interpreted from time to time.

“Equity Securities” means, with respect to any person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing.

“Financing” means an equity, equity-linked or debt financing by the Company which results in aggregate cash proceeds to the Company of not less than US$10,000,000.

“Group Company” means any of the Company, its subsidiaries and consolidated variable interest entities in China and their respective subsidiaries.

           “Market Value” means the quotient of X divided by Y, where X is lower of (i) the average of the closing price of the ADSs on the Nasdaq Global Market during the seven consecutive Business Days immediately prior to the date of transfer of the Sale Shares under Section 5.06 and (ii) the closing price of the ADSs on Nasdaq Global Market on the date of transfer of the Sale Shares under Section 5.06, and Y is the number of Ordinary Shares represented by each ADS.

“Promissory Note” means the promissory note to be issued by the Buyer to the Seller on the Closing Date in the form attached to this Agreement as Exhibit A.

“Securities Act” means the U.S. Securities Act of 1933, as amended and interpreted from time to time.

“Shares” means ordinary shares of Ku6 Media Co., Ltd., a company organized under the laws of Cayman Islands (the “Company”), par value US$0.00005 per share.

 “Share Charge” means the share charge agreement to be entered into between the parties on the Closing Date in the form attached to this Agreement as Exhibit B.

“Shares Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from any Shares (or ADSs).

“Transaction Documents” means this Agreement, the Promissory Note and the Share Charge.

ARTICLE 2
Purchase and Sale

Section 2.01. Sale and Transfer of Shares.  Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller at the Closing, and the Seller agrees to sell to the Buyer at the Closing, 1,938,360,784 Shares, at a purchase price per Share equal to the quotient of X divided by Y, where X is the lower of (i) the average of the closing price of the ADSs on the Nasdaq Global Market during the seven consecutive Business Days immediately prior to the Closing Date and (ii) the closing price of the ADSs on Nasdaq Global Market on the Closing Date, and Y is100.  The Shares transferred by the Seller to the Buyer pursuant to this Agreement shall be hereinafter referred to as the “Sale Shares”.  The aggregate purchase price for the Sale Shares shall be hereinafter be referred to as the “Purchase Price”.

Section 2.02. Closing.  The closing (the “Closing”) of the purchase and sale of the Sale Shares hereunder shall take place as soon as possible but no later than April 30, 2014 subject to the satisfaction or waiver of the conditions set forth in Article 6 herein.  The date on which the Closing occurs, as shall be mutually agreed by the parties, is hereinafter referred to as the “Closing Date”.

Section 2.03. Deliveries by the Buyer.  At the Closing, the Buyer shall pay to the Seller the Purchase Price by executing the Promissory Note in a principal amount equal to the Purchase Price and shall deliver to the Seller such duly executed Promissory Note and the duly executed Share Charge.

Section 2.04. Deliveries by the Seller. At the Closing, the Seller shall deliver to the Buyer (i) a copy of the register of members of the Company, duly certified by a director of the Company and updated to reflect the transfer of the Sale Shares to the Buyer (subject to the Share Charge); (ii) duly executed share transfer form representing the Sale Shares, and

(iii) certificate(s) representing the Sale Shares being purchased thereby (to the extent such Sale Shares are held in certificated form).

ARTICLE 3
Representations and Warranties of The Seller

The Seller represents and warrants to the Buyer as of the date hereof that:

Section 3.01.  Corporate Existence and Power.  The Seller is a company duly incorporated, validly existing and in good standing under the laws of British Virgin Islands and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 3.02.  Corporate Authorization.  The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of the Seller and have been duly authorized by all necessary corporate action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding agreement of the Seller, enforceable against it in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby require no approval or action by or filing with or notice to any governmental authority.

Section 3.04.  Noncontravention.  The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of the Seller, (ii) violate any Applicable Law, government order, decree or judgment or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Seller, in the case of (ii) and (iii), as would not have, individually or in the aggregate, a material adverse effect on the Seller or its ability to consummate the transactions contemplated hereby or under the Transaction Documents.

Section 3.05.  Ownership of Sale Shares.  Seller is the record and beneficial owner of the Sale Shares, free and clear of any liens or encumbrances, and will transfer and deliver to Buyer at the Closing valid title to the Sale Shares.

Section 3.06.  Litigation.  There is no action, suit, investigation or proceeding pending against or, to the knowledge of the Seller, threatened against or affecting the Seller before any arbitrator or any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

ARTICLE 4
Representations and Warranties of The Buyer

The Buyer represents and warrants to the Seller as of the date hereof that:

Section 4.01.  Full Capacity of Civil Action. The Buyer is a natural person with full capacity of civil action and responsibilities and this Agreement has been, and the Promissory Note and the Share Charge will be, duly executed by the Buyer and constitute legal, valid and binding agreements of the Buyer, enforceable against him in accordance with the terms hereof and thereof, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

Section 4.02. Governmental Authorization.  The execution, delivery and performance by the the Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no approval or action by or filing with or notice to any governmental authority.

Section 4.03.  Noncontravention.  The execution, delivery and performance by the Buyer of this Agreement and the Transaciton Documents and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any Applicable Law, government order, decree or judgment or (ii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Buyer.

Section 4.04.  Litigation.  There is no action, suit, investigation or proceeding pending against or threatened against or affecting the Buyer before any arbitrator or any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.05   Ownership.  As of the date hereof, other than the Sale Shares to be transferred to the Buyer pursuant to this Agreement, there are no outstanding (a) Shares or voting securities of the Company held by the Buyer or his Affiliates, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company held by the Buyer or his Affiliates, or (c) options or other rights to acquire from the Company by the Buyer or his Affiliates, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company to the Buyer or his Affiliates.

Section 4.06.  Restricted Securities. The Buyer understands that the Sale Shares are restricted securities within the meaning of Rule 144 under the Securities Act; that the Sale Shares are not registered or listed publicly and must be held indefinitely unless they are subsequently registered or listed publicly or an exemption from such registration or listing is available.

Section 4.07.  Purchase Entirely for Own Account.  The Buyer is acquiring the Sale Shares that he is purchasing pursuant to this Agreement for investment for his own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Buyer has no direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Sale Shares in violation of the Securities Act or any other applicable state securities law.

Section 4.08.  Status of Buyer.  The Buyer is not a “U.S. person” as defined in Rule 902 of Regulation S of the Securities Act.

Section 4.09.  No Broker.  Neither the Buyer nor any of his Affiliates has any contract with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement, and none of them has incurred any liability for any brokerage fees, agents’ fees, commissions or finders’ fees in connection with the consummation of the transactions contemplated therein.

Section 4.10.  FINRA. The Buyer do not, directly or indirectly, either individually or in the aggregate, own more than five per cent of the outstanding common stock (or other voting securities) of any member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a holding company for a FINRA member, and is not otherwise a “restricted person” for the purposes of the Free-Riding and Withholding Interpretation of FINRA.

Section 4.11   Offshore Transaction.  The Buyer has been advised and acknowledges that in selling the Sale Shares to the the Buyer pursuant hereto, the Seller and the Company are relying upon the exemption from registration provided by Regulation S.  The Buyer is acquiring the Sale Shares in an offshore transaction in reliance upon the exemption from registration provided by Regulation S.

Section 4.12  Information.  The Buyer has received all the information that he considers necessary and appropriate to decide whether to acquire the Sale Shares hereunder.  The Buyer is not relying on any statements or representations made in connection with the transactions contemplated hereby other than the representations and warranties contained in this Agreement.  The Buyer is relying solely on his own advisers as to the financial, tax, legal and related matters concerning an investment in the Sale Shares and not on any statements or representations of any of the Seller, the Company, any underwriter, or any of their agents, written or oral, other than the representations made by the Seller in this Agreement.

Section 4.13  Financing. The Buyer will have sufficient means to satisfy the payment of Purchase Price hereunder and the repayment of any amounts payable under the Promissory Note in accordance with the terms thereof.

Section 4.14  Ownership of Sky Profit.  Sky Profit (as defined below) is a majority-owned subsidiary of the Buyer.

Section 4.15  Big Boy Provision.

(a)      The Buyer understands and acknowledges that the Seller has access to (and may be or are in possession of) information about the Company and the Sale Shares (which may include material, non-public information) that may be or is material and superior to the information available to the Buyer, and that the Buyer does not have access to such information.

(b)      The Buyer represents to the Seller that he, together with his professional advisers, is a sophisticated investor with respect to the Sale Shares and the Company, and is capable of evaluating the risks associated with a transaction involving the Sale Shares and the Company, including the risk of transacting on the basis of inferior information, and that the Buyer is capable of sustaining any loss resulting therefrom without material injury.

(c)      The Buyer acknowledges and agrees that the Seller or the Company will not have any liability arising from the non-disclosure of material non-public information, including any liability under the securities or other laws, rules and regulations.

(d)      The Buyer also specifically acknowledges that the Seller would not enter into the transactions contemplated under the Transaction Documentsin the absence of the Buyer’s representations and acknowledgments set out under this Section 4.15, and that this Section 4.15, including such representations and acknowledgments, is a fundamental inducement to the Seller to enter into the transactions contemplated under the Transaction Documents, and that the Seller would not enter into the transactions contemplated under the Transaction Documents but for this inducement.

ARTICLE 5
Covenants

Section 5.01   Board Provisions.

(a)      Effective from and after the Closing, upon the request of the Seller at any time or from time to time, the Buyer shall use his best efforts and take any and all necessary or desirable actions to change the size of the board of directors to seven members and cause two individuals nominated by the Seller (such individuals may be designated or replaced by the Seller from time to time, the “Seller Nominees”) to promptly become elected or appointed as directors of the Company, provided that such Seller Nominees are not prohibited by any applicable law or stock exchange rules to be a public company director. The foregoing covenant shall continue for so long as the Seller continues to beneficially own ten percent (10%) or more of the total outstanding voting shares of the Company or any obligations are outstanding under the Transaction Documents.

(b)      In furtherance and not in limitation of the the covenants under paragraph (a) above, upon the request of the Seller, the Buyer shall promptly (A) use his best efforts to cause the board of directors to, and shall take any and all other necessary or desirable actions to, nominate the Seller Nominees for election or re-election as a director of the Company at any annual or special meeting of shareholders; (B) vote all Shares and other securities of the Company beneficially owned by him and/or his Affiliates (including securities acquired after the date hereof) at any annual or special meeting of shareholders, and/or execute written consents in lieu of any annual or special meeting of shareholders, to elect the Seller Nominees as directors of the Company; and/or (C) take any and all necessary or desirable actions (including all or a combination of the above, calling any meeting of shareholders, amending any provision of the bylaws of the Company, etc.) to reconstitute the composition of the board of directors to ensure that the Seller Nominees are appointed as a director promptly upon the Buyer’s request.

(c)      The Buyer agrees that from the date hereof he will not, and will not agree to, nor cause his Affiliates to, take or cause to be taken any action or do or cause to be done anything that could prevent, hinder or delay the appointment of the Seller Nominees to the board of directors.

(d)      In connection with the appointment of the Seller Nominees as directors of the Company, the Buyer shall use his best efforts and take any and all necessary or desirable actions to (A) cause the Company to issue one or more press releases in respect of such appointment that is consistent with and includes any reasonable content proposed by the Seller and (B) cause the Company to consult with and obtain the Seller’s prior consent (not to be unreasonably withheld or delayed) before issuing any press release or making any public statement or filing in respect of such appointment.

Section 5.02.  Transfer Restrictions.  Subject to the creation of a first ranking charge pursuant to the Transaction Documents, without the Seller’s prior written consent, the Buyer shall not (i) directly or indirectly transfer, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, enter into any Shares Hedging Transaction, grant any option, right or warrant for the sale of, pledge, encumber, mortgage, hypothecate or otherwise dispose of the Shares (or any ADSs) held by it, or any securities convertible into or exchangeable or exercisable for, or repayable with, the Shares (or any ADSs) (collectively, “Transfer”) to any person, or (ii) enter into any swap or other agreement or any transaction that would transfer, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares to any person. The restrictions on Transfer pursuant to this provision shall continue until the later of (x) Seller continuing to beneficially own at least ten percent (10%) of the total outstanding voting shares of the Company and (y) any obligations is still outstanding under the Transaction Documents (including repayment of the loan under the Promissory Note).

Section 5.03  Standstill Provisions.

(a)      So long as any obligations are outstanding under any Transaction Document (including any loan amount outstanding under the Primossory Note) or the Seller continues to beneficially own at least ten percent (10%) of the total outstanding voting shares of the Company, the Buyer agrees that, without the prior approval of the Seller, neither the Buyer nor any of his Affiliates will, directly or indirectly, purchase, offer to purchase, or agree to purchase or otherwise acquire beneficial ownership (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of any Shares, or securities convertible into or exchangeable for the Shares, nor will the Buyer or any of his Affiliates be part of any “group” (under Section 13(d) of the Exchange Act) having beneficial ownership of more than 50% of the outstanding voting shares of the Company (for the avoidance of doubt, for purposes of calculating the beneficial ownership of the Buyer and his Affiliates, (x) any security that is convertible into, or exercisable for, any voting shares of the Company that is beneficially owned by the Buyer or his Affiliates shall be treated as fully converted or exercised, as the case may be, into the underlying voting shares of the Company, (y) the voting share of the Company and securities convertible into, or exercisable for, voting share of the Company, that are beneficially owned by the Buyer and each of his Affiliates shall be aggregated and (z) any security convertible into, or exercisable for, the voting share of the Company that is beneficially owned by any person other than the Buyer or any of his Affiliates shall not be taken into account).

(b)      So long as any obligations are outstanding under any Transaction Document (including any loan amount outstanding under the Promissory Note) or the Seller continues to beneficially own at least ten percent (10%) of the total outstanding voting shares of the Company, the Buyer agrees that, without the prior approval of the Seller, neither the Buyer nor any of his Affiliates will, directly or indirectly, (i) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of its subsidiaries, or seek or propose to influence, advise, change or control the management, board of directors, policies, affairs or strategy of the Company by way of any public communication, or other communications, to securityholders intended for such purpose, (ii) make a proposal for any acquisition of, or similar extraordinary transaction involving, the Company or a material portion of its securities or assets, (iii) seek to control or influence the management or policies of the Company, board of directors of the Company or policies of the Company, including any of the Company’s subsidiaries, or (iv) enter into any agreements or understandings with any person (other than the Company) for the purpose of any of the actions described in clauses (i), (ii) or (iii) above.

Section 5.04  Important Matters.  So long as any obligations are outstanding under any Transaction Document (including any loan amount outstanding under the Primossory Note) or the Seller continues to beneficially own at least ten percent (10%) of the total outstanding voting shares of the Company, the Buyer agrees that, and shall cause his Affiliates to agree that, without the prior approval of the Seller, no action shall be taken by any Group Company or resolutions passed by the shareholders or board of directors of any Group Company in respect of any of the following matters:

(a)      The liquidation, administration, winding-up, bankruptcy or dissolution of any Gorup Company;

(b)      Any amendment to the memorandum and articles of association of the Company or constitutive documents of any Group Company;

(c)      Any amendment to or termination of the Control Documents in any manner (except for any technical amendments required that do not affect the consolidation of the variable interest entities into the financial statements of the Company);

(d)      Sale, transfer or otherwise disposal of by any Group Company any assets or property with a total book value in excess of US$1,000,000 (or equivalent in any other currency), or book value in excess of US$2,000,000 (or equivalent in any other currency) during any twelve-month period;

(e)      A merger, business combination or other similar transaction involving any

Group Company or a material portion of the business or assets of any Group Company;

(f)      Delisting of the Ordinary Shares (or ADSs representing Ordinary Shares) on the Nasdaq Global Market, or delisting or deregistration of securities of the Company from the Nasdaq Global Market;

(g)      Material change to the nature of the business as presently carried on by any Group Company;

(h)      Entry into any transaction between any Group Company on the one hand, and the Buyer and his Affiliates on the other hand;

provided that the transactions described under Section 5.08 below shall not be subject to this Section 5.04.

Section 5.05  Financing.  After the Closing, the Buyer shall take all actions to cause the Company to consummate and complete a Financing to fund the Company’s business operations by no later than October 30, 2014.

Section 5.06  Transfer of Shares.  Following the Closing, if at any time, any amount is due and payable to the Seller under any Transaction Document and is outstanding, the Seller shall have the right, but not the obligation, to require the Buyer to transfer all of the Sale Shares to the Seller at a price (the “Transfer Price”) equal to the lower of (x) the Purchase Price and (y) the then Market Value of the Sale Shares. The Seller may elect, at its option, to set off the payment of the Transfer Price against any amounts due and payable to the Seller by the Buyer under any Transaction Document.

Section 5.07  Registration Rights.  At any time following the Closing, upon the written request from the Seller, the Buyer shall cause the Company to file a registration statement under the Act covering the registration of the Shares and/or ADSs then held by the Seller (“Registrable Securities”), and use his best efforts to effect (at the cost of the Company), as soon as practicable, the registration under the Act of all Registrable Securities that the Seller requests be registered and included in such registration statement.

Section 5.08  Seller Undertaking.   Following the Closing, the Seller undertakes that, in the event the Company proposes to acquire, including through merger or otherwise, Sky Profit Limited, a company incorporated under the laws of Cayman Islands (“Sky Profit”), and such transaction has been recommended to the shareholders for approval by the board of directors of the Company and any special committee of disinterested directors constituted for such purpose, it shall vote all Shares then owned by it in line with such recommendation at the relevant annual or special meeting of shareholders of the Company constituted for such purpose.

Section 5.09  Subscription Option.  At any time following the Closing, and subject to completion of due diligence to the satisfaction of the Seller and negotiation of mutually satisfactory documentation, the Seller shall have the right, but not the obligation, to subscribe for equity or equity-linked securities issued by the Buyer or any of his Affiliates, for such securities for an amount up to US$25,000,000 (“Maximum Subscription

Amount”) at a valuation whereby such Maximum Subscription Amount would convert into 20% of the outstanding share capital of Sky Profit on a fully-diluted basis, on terms mutually agreed by Buyer and Seller which shall in any event not be less favorable to Seller than terms offered by the Buyer to any other person.

ARTICLE 6
Conditions to Closing

Section 6.01. Conditions to Obligation of the Buyer.  The obligation of the Buyer to consummate the Closing is subject to the satisfaction of the following conditions:

(a)      Representations and Warranties. All representations and warranties of the Seller contained in Article 3 shall be true and accurate as of the date of this Agreement and as of the Closing Date as though newly made on and as of the Closing Date; and

(b)      No prohibition by Law.  No provision of any Applicable Law shall prohibit the consummation of the Closing.

(c)      Cash Balance.  At Closing, either (x) the Company will have Excess Cash of no less than RMB 10,000,000 (or its equivalent in any other currency) in the aggregate on a consolidated basis, or alternatively (y) the Seller or its Affiliates shall have agreed to inject RMB 20,000,000 (or its equivalent in any other currency) in cash or cash equivalents into the Company or its Affiliates, on terms mutually agreed between the Seller and the Company.

Section 6.02. Conditions to Obligation of the Seller.  The obligation of the Seller to consummate the Closing is subject to the satisfaction of the following conditions:

(a)      Representations and Warranties. All representations and warranties of the Buyer contained in Article 4 shall be true and accurate as of the date of this Agreement and as of the Closing Date as though newly made on and as of the Closing Date; and

(b)      No prohibition by Law.  No provision of any Applicable Law shall prohibit the consummation of the Closing.

(c)          Execution of Transaction Documents. Each of the Transaction Documents shall have been duly and validly executed by the Buyer, and the Seller shall have received each of the documents listed in Schedules 1 – 4 of the Share Charge.

ARTICLE 7
Miscellaneous

Section 7.01.  Termination. This Agreement may be terminated at any time prior to the Closing (a) by mutual written agreement of the Seller and the Buyer, or (b) by the Seller if the Closing shall not have been consummated on or before April 30, 2014.

Section 7.02  Confidentiality.

(a)      The terms and conditions of this Agreement, all exhibits and schedules attached hereto and thereto, the transactions contemplated hereby and thereby, including their existence, and all information furnished by each party hereto and by representatives of such party to the other party hereof or any of the representatives of such party (collectively, the “Confidential Information”), shall be considered confidential information and shall not be disclosed by any party hereto to any third party except in accordance with the provisions set forth below.

(b)      Notwithstanding the foregoing, each party may disclose (i) the Confidential Information to its current accountants, custodian or legal counsels, or its Affiliates and their respective employees who need to know such information solely for the purpose of the transaction contemplated in this Agreement, in each case only where such persons or entities are informed of the confidential nature of the Confidential Information and are under appropriate nondisclosure obligations substantially similar to those set forth in this Section 7.02, (ii) such Confidential Information as is required to be disclosed pursuant to routine examination requests from governmental authorities with authority to regulate such party’s operations, in each case as such party deems appropriate in good faith, and (iii) the Confidential Information to any person to which disclosure is approved in writing by the other parties. Any party hereto may also provide disclosure as required by Applicable Law, rules, regulations or legal process (including, pursuant to any applicable tax, securities, other laws of any jurisdiction or any applicable stock exchange or rules or regulations), as set forth in Section 7.02(c) below.

(c)      Except as set forth in Section 7.02(b)  above, in the event that any party is requested or becomes legally compelled (including without limitation, pursuant to any applicable tax, securities, other laws of any jurisdiction, or any applicable stock exchange rules or regulations) to disclose the existence of this Agreement or any Confidential Information, such party (the “Disclosing Party”) shall provide the other parties hereto with prompt written notice of that fact and shall consult with the other parties hereto regarding such disclosure. At the request of any other parties, the Disclosing Party shall, to the extent reasonably possible and with the cooperation and reasonable efforts of the other parties, seek a protective order, confidential treatment or other appropriate remedy. In any event, the Disclosing Party shall furnish only that portion of the information that is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information. Notwithstanding the foregoing provisions or any other provision of this Section 7.02, nothing herein shall restrict either party or the Company to make any filings required under applicable securities laws, including filings of Form 6-K or a Schedule 13D in connection with the transactions contemplated hereby and under the Transaction Documents, and the Disclosing Party shall provide the other parties hereto with written notice of such filing to the extent reasonably practicable and which does not cause any delay in the timeline to make such filings.

(d)       Notwithstanding any other provision of this Section 7.02, the confidentiality obligations of the parties shall not apply to: (i) information which a restricted party learns from a third party which the receiving party reasonably believes to have the right to make the disclosure, provided the restricted party complies with any restrictions imposed by the third party; (ii) information which is rightfully in the restricted party’s possession prior to the time of disclosure by the protected party and not acquired by the restricted party under a confidentiality obligation; or (iii) information which enters the public domain without breach of confidentiality by the restricted party.

Section 7.03.  Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the law of Hong Kong, without regard to its conflicts of law rules.

Section 7.04.  Dispute Resolution.

(a)      Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(b)      The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be one (1) arbitrator.  The HKIAC Council shall select the arbitrator, who shall be qualified to practice law in Hong Kong.

(c)      The arbitral proceedings shall be conducted in English and the seat of arbitration shall be Hong Kong. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 7.04, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 7.04 shall prevail.

(d)      Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(e)      The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f)      The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of Hong Kong (without regard to principles of conflict of laws thereunder) and shall not apply any other substantive law.

(g)      Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)      During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 7.05.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 7.06.  Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.  If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction

Section 7.07.  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 7.08.  Specific Performance  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.09.   Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of his/its rights or obligations under this Agreement without the consent of each other party hereto.

Section 7.10.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)       No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of each of the parties hereto as of the day first above written.

SHANDA MEDIA GROUP LIMITED
By:	/s/ Danian Chen
	Name:	Danian Chen
	Title:	Director

XU XUDONG（许旭东）
By:	/s/ Xu Xudong

Exhibit A

Promissory Note

[Agreed Form Attached]

PROMISSORY NOTE

US$[______________]1 [__], 2014

FOR VALUE RECEIVED, Mr. XU Xudong（许旭东）, a citizen of the People’s Republic of China with passport number of G######## (the “Borrower”), promises to pay to the order of Shanda Media Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Lender”) on the Maturity Date, in lawful money of the United States of America in same day funds, US$[_________] (the “Loan”; and this note, as amended from time to time, the “Note”).  The Borrower shall pay interest on the unpaid principal amount of the Loan until maturity on the dates and at a rate per annum as hereinafter set forth.  Interest hereunder shall be computed on the basis of a year of 365/366 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

1.      Certain Definitions.  As used herein, the following terms have the following meanings:

“Act” means the U.S. Securities Act of 1933, as amended and interpreted from time to time.

“ADS” has the meaning set forth under the Share Purchase Agreement.

“Affiliate” has the meaning set forth under the Share Purchase Agreement.

 “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Hong Kong or People’s Republic of China are authorized or required by law to remain closed provided that, when used in connection with any determination of LIBOR, an Interest Period or the Maturity Date, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Company” means Ku6 Media Co. Ltd., a company organized under the laws of Cayman Islands.

“Control Documents” has the meaning set forth under the Share Purchase Agreement.

“Group Company” means any of the Company, its subsidiaries and consolidated variable interest entities in China and their respective subsidiaries.

“Interest Period” means the period beginning immediately following the

1 Principal amount will be equal to Purchase Price under the Share Purchase Agreement expiry of the Interest Free Period and ending on the Maturity Date.

“Interest Rate” means LIBOR plus the Margin.

“LIBOR” means the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate with a term equivalent to such Interest Period in U.S. Dollars, determined as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such Interest Period (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion).

 “Margin” means 4.5% per annum.

“Maturity Date” means the third anniversary of the date of this Note, or, if such day is not a Business Day, the next succeeding Business Day.

“Ordinary Shares” has the meaning set forth under the Share Purchase Agreement.

“Purchase Price” has the meaning set forth under the Share Purchase Agreement.

 “Share Charge” means the share charge agreement between the parties in the form attached to this Agreement as Exhibit A to be entered into on the date of this Note and securing the obligations of the Borrower under this Note.

 “Share Purchase Agreement” means the share purchase agreement dated March 31, 2014 by and among the Borrower and the Lender, pursuant to which the Borrower is acquiring 1,938,360,784 ordinary shares par value US$0.00005 of the Company.

“Transaction Document” has the meaning set forth under the Share Purchase Agreement.

2.      Interest Rate.  The Loan shall not bear interest during the period beginning on and including the date hereof and ending on and including the second anniversary of the date hereof (“Interest Free Period”). From and after the expiry of the Interest Free Period, the Loan shall bear interest at a rate per annum equal to the Interest Rate for the Interest Period, payable semi-annually on the last Business Day of each six-month period commencing from the beginning of the Interest Period; provided that, in the case of any overdue amounts of principal or interest, the Borrower shall pay interest, on demand by the Lender, at a rate per annum equal to Interest Rate plus 3% from and including the date such amount is due up to the date of actual payment. Accrued and unpaid interest on all such amounts (including interest on past due interest) shall be due and payable on demand.

3.      Prepayments; Repayments. (a) The Borrower may prepay the Loan (including all accrued but unpaid interest) in full but not in part, in cash of immediately available U.S. dollars, at any time upon no less than 30 calendar days’ prior written notice to the Lender.

(b)    The Borrower shall repay the entire outstanding amount of the Loan (plus all accrued and unpaid interest) in full in cash of immediately available U.S. dollars on the Maturity Date.

4.      General Provisions Regarding Payments.  The Borrower will pay all amounts due hereunder free and clear of and without reduction for any taxes, levies, imposts, deductions, withholding or charges and without set-off or counterclaim, at the place for payment specified above in U.S. dollars available the same day in the city in which such place for payment is located provided that if the Borrower shall be required by applicable law to deduct or withhold any taxes from such payments, then the sum payable shall be increased as necessary so that after making all required deductions or withholdings, the Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made. The Borrower hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever.

5.      Representations and Warranties.  (a) The Borrower represents and warrants to the Lender that each of the representations and warranties set forth in Article 4 of the Share Purchase Agreement, as if expressly incorporated by reference into this Note, mutantis mutandis in accordance with Section 13 hereof, is true and correct.

(b)    In addition, the Borrower represents and warrants to the Lender that no part of the proceeds of the Loan hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate of buying or carrying any “margin stock” within the meaning of Regulation U or X under the Act.

6.      Purpose of Loan.  The Borrower covenants that the Loan shall be used only for the purpose of payment of the Purchase Price as contemplated pursuant to the Share Purchase Agreement.

7.      Covenants.  So long as any amount is outstanding under this Note, unless compliance shall have been waived or consented in advance by the Lender in writing, the Borrower agrees that:

(a)      He shall not, and shall cause his Affiliates not to, incur, assume or be liable for any indebtedness other than indebtedness under the Note or indebtedness to the Lender pursuant to Section 5.09 of the Share Purchase Agreement.

(b)      No part of the proceeds of the Loan hereunder will be used, directly or indirectly, for the purpose, whether immediate, incidental or ultimate of buying or carrying any “margin stock” within the meaning of Regulation U or X under the Act.

(c)      He shall comply with the provisions of the Share Charge.

(d)      He shall comply with each covenant contained in Article 5 of the Share Purchase Agreement, as if expressly incorporated by reference into this Note, mutantis mutandis in accordance with Section 13 hereof.

(e)      Without limiting the generality of the foregoing clause (d), other than the transactions described under Section 5.08 of the Share Purchase Agreement, he shall, and shall cause his Affiliates to agree that, without the prior approval of the Lender, no action shall be taken by any Group Company or resolutions passed by the shareholders or board of directors of any Group Company in respect of any of the following matters:

(i)      the liquidation, administration, winding-up, bankruptcy or dissolution of any Group Company;

(ii)      any amendment to the memorandum and articles of association of the Company or constitutive documents of any Group Company;

(iii)              any amendment to or termination of the Control Documents in any manner (except for any technical amendments required that do not affect the consolidation of the variable interest entities into the financial statements of the Company);

(iv)              sale, transfer or otherwise disposal of by any Group Company any assets or property with a total book value in excess of US$1,000,000 (or equivalent in any other currency), or book value in excess of US$2,000,000 (or equivalent in any other currency) during any twelve-month period;

(v)      a merger, business combination or other similar transaction involving any Group Company or a material portion of the business or assets of any Group Company;

(vi)              delisting of the Ordinary Shares (or ADSs representing Ordinary Shares) on the Nasdaq Global Market, or delisting or deregistration of securities of the Company from the Nasdaq Global Market;

(vii)              material change to the nature of the business as presently carried on by any Group Company;

(viii)              entry into any transaction between any Group Company on the one hand, and the Borrower and his Affiliates on the other hand;

8.      Events of Default.  If any of the following events (“Events of Default”) shall occur and be continuing: (i) the Borrower shall fail to make payment when due of any principal of or interest on the Loan; or (ii) any representation or warranty made by the Borrower in this Note shall prove to have been incorrect in any material respect when made; or (iii) the Borrower shall fail to observe or perform any covenant contained in this Note (including the covenants under the Share Purchase Agreement incorporated by reference in this Note); or (iv) the Borrower shall become insolvent (however such insolvency may be evidenced) or proceedings are instituted by or against the Borrower under any bankruptcy, reorganization or insolvency law or other law for the relief of debtors; or (v) judgments or orders for the payment of money in excess of US$800,000 shall be rendered against the Borrower and such judgments or orders shall remain unstayed for a period of 10 days; then, in the case of any of the Events of Default specified above, the Lender may, by written notice to the Borrower, declare the Loan to be forthwith due and payable, together with accrued interest, whereupon the same shall become forthwith due and payable, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower; provided that in the case of the Event of Default specified in clause (iv) above with respect to the Borrower, without any notice to the Borrower or any other act of the Lender, the Loan shall become forthwith due and payable, together with accrued interest, without demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever, all of which are hereby waived by the Borrower.

9.      Expenses; Indemnity.  Each party shall bear their own costs and expenses in connection with entry into and performance under this Note, provided that if an Event of Default occurs, all reasonable out-of-pocket expenses incurred by the Lender, including (without duplication) the reasonable fees and disbursements of outside counsel in connection with such Event of Default and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom shall be paid by the Borrower. Without limitation of the foregoing, the Borrower agrees to indemnify the Lender, its affiliates and the respective directors, officers, agents and employees of the foregoing (each an “Indemnitee”) and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and reasonable expenses of any kind, including, without limitation, the reasonable fees and disbursements of counsel and settlement costs, which may be incurred by such Indemnitee in connection with any investigative, administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Note or any actual or proposed use of proceeds of Loans hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee’s own gross negligence or willful misconduct.

10.      Assignments and Participations.  This Note shall be binding upon the Borrower and his successors and assigns and is for the benefit of the Lender and its successors and assigns, except that the Borrower may not assign or otherwise transfer his rights or obligations under this Note.

11.      Miscellaneous.  Sections 7.02 through 7.10 of the Share Purchase Agreement shall be deemed to be incorporated by reference herein, mutatis mutandis in accordance with Section 13 hereof.

12.      Governing Law. This Note shall be governed by and construed in accordance with the law of Hong Kong, without regard to its conflicts of law rules.

13.      Incorporation by Reference.  Certain provisions (the “Incorporated Provisions”) contained in this Note are incorporated by reference from or defined with reference to the Share Purchase Agreement solely for the convenience of the parties hereto in documenting this Note and the transactions referred to herein.  Each such Incorporated Provision shall be incorporated or referred to as though all references therein to the “Agreement”, the “Buyer” and “Seller” were references to this Note, the Borrower and the Lender, respectively, and other changes shall be made (as required by the context) so that such Incorporated Provisions are made solely for the benefit of the Lender with respect to this Note.  No Incorporated Provision shall be amended, waived or otherwise modified for purposes of this Note by any amendment, waiver or other modification by the parties to the Share Purchase Agreement without the agreement of the Lender that such amendment, waiver or other modification shall also apply to this Note, and such Incorporated Provisions shall remain in effect hereunder as they existed prior to such amendment, waiver or modification not agreed to by the Lender.  If this Note remains in effect after the Share Purchase Agreement has terminated in accordance with its terms, the Incorporated Provisions shall continue to be incorporated herein by reference (and, without limitation, the covenants incorporated herein shall continue to be in full force and effect) as set forth above as such provisions were in effect.

14.      Set Off.  The Lender shall have the right, but not the obligation, to elect at its option, to set off the payment of any amounts due and payable by the Lender to the Borrower under any Transaction Document against any amounts payable by the Borrower to the Lender under this Note (including the Loan).

15.      Reasonableness. Each party acknowledges that they have received independent legal advice relating to all the matters provided for in this Note (to the extent such party deems necessary) and agrees that the provisions of this Note are fair and reasonable, and the Borrower agrees not to make any claim or defense that the Note is invalid or unenforceable against him or his Affiliates.

[Signature Page follows]

EXECUTED AND DELIVERED	)
as a deed by	)
XU XUDONG（许旭东）	)
in the presence of:	)
)
)

Name:
Title:

EXECUTED AND DELIVERED	)
as a deed by	)
SHANDA MEDIA GROUP LIMITED	)
in the presence of:	)
)
	)	Authorised Representative

Name:
Title:

Exhibit B

Share Charge

[Agreed Form Attached]

Dated this [date]

B Y :

XU XUDONG (许旭东)

IN FAVOUR OF:

SHANDA MEDIA GROUP LIMITED

SHARE CHARGE

THIS SHARE CHARGE (“Share Charge”) is made on the [___] day of _______, 2014

BY:

Mr. XU Xudong （许旭东）, a citizen of the People’s Republic of China with passport number of G######## (the “Chargor”)

IN FAVOUR OF:

Shanda Media Group Limited, a company incorporated under the laws of British Virgin Islands and having its registered office at Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110 (the “Chargee”)

WHEREAS:

(A)
Pursuant to the terms of a promissory note issued by the Chargor to the Chargee on or about the date hereof (the “Promissory Note”), the Chargee has agreed to provide certain loan facilities to the Borrower on the terms and conditions therein set out therein.

(B)
As security for the obligations of the Borrower under the Promissory Note, the Chargor has agreed to charge, inter alia, his interest in all of the shares beneficially owned by the Chargor in Ku6 Media Co. Ltd., a company incorporated under the laws of Cayman Islands (the “Company”).

(C)
Pursuant to the terms of a share purchase agreement dated March 31, 2014 (the “Share Purchase Agreement”), the Chargee has agreed to sell to the Chargor, and the Chargor has agreed to purchase, 1,938,360,784 ordinary shares of the Company (“Sale Shares”).

(D)
Simultaneously with the issue of the Promissory Note, the Chargor shall execute this Share Charge in favour of the Chargee and the same is executed by the Chargor in consideration of the Chargee agreeing to advance the said loan to the Chargor and for other good and valuable consideration (the sufficiency of which the Chargor hereby acknowledges).

NOW THIS SHARE CHARGE WITNESSES as follows:

1	INTERPRETATION

1.1	In this Charge, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Business Day”	has the same meaning as in the Promissory Note;

“Charged Property”
means all of the Sale Shares as described in Recital (C) and all other shares in the Company from time to time legally or beneficially owned by the Chargor during the Security Period (together the “Charged Shares”) and all dividends or other distributions, interest and other moneys paid or payable after the date hereof in connection therewith and all interests in and all rights accruing at any time to or in respect of all or any of the Charged Shares and all and any other property that may at any time be received or receivable by or otherwise distributed to the Chargor in respect of or in substitution for, or in addition to, or in exchange for, or on account of, any of the foregoing, including, without limitation, any shares or other securities resulting from the division, consolidation, change, conversion or reclassification of any of the Charged Shares, or the reorganization or amalgamation of the Company with any other body corporate, or the occurrence of any event which results in the substitution or exchange of the Charged Shares, and including any options or warrants issued to, or other rights of the Chargor to acquire from the Company any shares in the Company or other voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company;

“Charged Shares”	has the meaning assigned thereto in the definition of Charged Property;

“Event of Default”	means any breach by the Chargor of any of the provisions of the Promissory Note or this Share Charge, and includes an event of default as set forth in Section 8 of the Promissory Note;

“Parties”	means the parties to this Charge collectively; “Party” means any one of them;

“Secured Obligations”	means all of the present and future payments and other obligations of the Chargor to the Chargee under this Share Charge and the Promissory Note;

“Security Interest”	means any charge, mortgage, pledge, lien, security interest or other encumbrance; and

“Security Period”	means the period commencing on the date of execution of this Charge and terminating upon discharge of the security created by this Charge by payment in full of the Secured Obligations.

1.2	In this Charge unless the context otherwise requires:

1.2.1
references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

1.2.2	references to clauses and schedules are references to clauses hereof and schedules hereto; references to sub-clauses or paragraphs are, unless otherwise stated,

references to sub-clauses of the clauses hereof or paragraphs of the schedule in which the reference appears;

1.2.3	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine and/or neuter and vice versa; and

1.2.4	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated;

1.2.5	references to assets include property, rights and assets of every description; and

1.2.6	references to any document are to be construed as references to such document as amended or supplemented from time to time.

2	CHARGOR’S REPRESENTATIONS AND WARRANTIES

The Chargor hereby represents and warrants to the Chargee that:

2.1	the Chargor is a citizen of the People’s Republic of China with passport number of G########;

2.2	as of the date hereof, subject to consummation of the transactions under the Share Purchase Agreement, the Chargor is the legal and beneficial owner of the Sale Shares;

2.3
entry into this Charge by the Chargor and enforcement hereof by the Chargee will not contravene the terms of any agreement to which the Chargor is bound or to which the Charged Shares are subject or the memorandum and articles of association of the Company;

2.4	the Chargor is the legal and beneficial owner of all of the Charged Property free from any Security Interest (other than those created by this Charge) and any options or rights of pre-emption;

2.5
the Chargor has full power and authority (i) to be the legal and beneficial owner of the Charged Property, (ii) to execute and deliver this Charge and (iii) to comply with the provisions of, and perform all his obligations under, this Charge;

2.6
this Charge constitutes the Chargor’s legal, valid and binding obligations enforceable against the Chargor in accordance with its terms except as such enforcement may be limited by any relevant bankruptcy, insolvency, administration or similar laws affecting creditors’ rights generally;

2.7
the entry into and performance by the Chargor of this Charge does not violate (i) any law or regulation of any governmental or official authority, or (ii) any agreement, contract or other undertaking to which the Chargor is a party or which is binding upon the Chargor or any of his assets; and

2.8
all consents, licences, approvals and authorisations required in connection with the entry into, performance, validity and enforceability of this Charge have been obtained and are in full force and effect.

3	CHARGOR’S COVENANTS

The Chargor hereby covenants with the Chargee:

3.1
to pay all amounts, interests, expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in the Promissory Note and this Share Charge to be payable by the Chargor or to be recoverable from the Chargor by the Chargee (or in respect of which the Chargor agrees in the Promissory Note and this Share Charge to indemnify the Chargee) at the times and in the manner specified in the Promissory Note and this Share Charge;

3.2
that the Chargor will on demand of the Chargee and at the expense of the Chargor, execute and deliver to the Chargee or to such person or persons as the Chargee may nominate such additional charge or charges of the Charged Property (or any part thereof) for the purpose of further securing the payment and discharge of all Secured Obligations, each such additional charge to be in such form as the Chargee may reasonably require;

3.3
that the Chargor shall, on request of the Chargee, provide to the Chargee immediately on receipt by the Chargor a copy of all notices, written consents, reports, accounts, circulars and other communications issued by the Company or by any third party in respect of the Charged Shares;

3.4	that the Chargor will not without the prior written consent of the Chargee:

3.4.1	permit any person other than the Chargor, the Chargee or any transferee nominated by the Chargee on enforcement of this Charge to be the registered holder of any of the Charged Shares;

3.4.2	permit any variation of the rights attaching to the Charged Shares;

3.4.3
take or permit any action which might result in an increase or reduction in the authorised share capital of the Company or the number of shares that the Company is authorised to issue or the issued share or share capital of the Company;

3.4.4	permit the Company to be continued to another jurisdiction outside of the Cayman Islands;

3.4.5	permit any scheme of arrangement, merger, amalgamation or other reorganisation applicable to the Company; or

3.4.6	save in accordance with Clause 8.2, permit any amendment to the memorandum or articles of association of the Company.

4	SECURITY

4.1
In consideration of the Chargee making the loan available to the Chargor under the Promissory Note and as a continuing security for the Secured Obligations, the Chargor as legal and beneficial owner hereby assigns and agrees to assign to the Chargee all benefits present and future, actual and contingent accruing in respect of the Charged Property and all the Chargor’s right, title and interest to and in the Charged Property including (without limitation) all voting and other consensual powers pertaining to the Charged Shares and hereby charges and agrees to charge in favour of  the Chargee all of his interest in the Charged Property by way of a first fixed charge.

4.2	The Chargor hereby agrees to deliver, or cause to be delivered, to the Chargee:

4.2.1	duly executed undated share transfers in respect of the Charged Shares in favour of the Chargee or its nominees in the form set out in Schedule 1;

4.2.2	an executed irrevocable proxy made in respect of the Charged Shares in favour of the Chargee in respect of all general meetings of the Company in the form set out in Schedule 2;

4.2.3	all share certificates representing the Charged Shares;

4.2.4
executed but undated letters of resignation and release together with letters of authority to date the same from each of the directors, alternate directors and officers of the Company in the form set out in Schedule 3; and

4.2.5	an undertaking from the Company to register transfers of the Charged Shares to the Chargee or its nominee in the form set out in Schedule 4.

4.3
If consent is given in accordance with Clause 3.4.3 and if any further shares of the Company are issued to the Chargor, the Chargor will deliver, or cause to be delivered, to the Chargee immediately upon the issue of any further Charged Shares, the items listed in Clauses 4.2.1, 4.2.2, and 4.2.3 in respect of all such further Charged Shares.

4.4
The Chargor will deliver, or cause to be delivered, to the Chargee immediately upon the appointment of any further director, alternate director or officer of the Company an undated, signed letter of resignation from such further director, alternate director or officer in a form acceptable to the Chargee.

4.5
The Chargor hereby covenants that during the Security Period it will remain the legal and the beneficial owner of the Charged Property (subject only to the Security Interests hereby created) and that it will not:

4.5.1	create or suffer the creation of any Security Interests (other than those created by this Charge) on or in respect of the whole of any part of the Charged Property or any of its interest therein; or

4.5.2	sell, assign, transfer or otherwise dispose of any of his interest in the Charged Property,

in any such case without the prior consent in writing of the Chargee.

4.6
The Chargor shall remain liable to perform all the obligations assumed by it in relation to the Charged Property and the Chargee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever in the event of any failure by the Chargor to perform his obligations in respect thereof.

4.7
Upon the Chargee being satisfied that the Secured Obligations have been unconditionally and irrevocably paid and discharged in full, and following a written request therefor from the Chargor, the Chargee will, subject to being indemnified to its reasonable satisfaction for the costs and expenses incurred by the Chargee in connection therewith, release the security constituted by this Charge.

5	DEALINGS WITH CHARGED PROPERTY

5.1	Unless and until an Event of Default has occurred:

5.1.1
the Chargor shall be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof for all purposes not inconsistent with the terms of this Charge and/or the Promissory Note; and

5.1.2	the Chargor shall be entitled to receive all notices pertaining to the Charged Shares.

5.2
The Chargor shall pay all calls, instalments or other payments, and shall discharge all other obligations, which may become due in respect of any of the Charged Property and in an Event of Default, the Chargee may if it thinks fit make such payments or discharge such obligations on behalf of the Chargor.  Any sums so paid by the Chargee in respect thereof shall be repayable on demand and pending such repayment shall constitute part of the Secured Obligations.

5.3
The Chargee shall not have any duty to ensure that any dividends, interest or other moneys and assets receivable in respect of the Charged Property are duly and punctually paid, received or collected as and when the same become due and payable or to ensure that the correct amounts (if any) are paid or received on or in respect of the Charged Property or to ensure the taking up of any (or any offer of any) stocks, shares, rights, moneys or other property paid, distributed, accruing or offered at any time by way of redemption bonus, rights, preference, or otherwise on or in respect of, any of the Charged Property.

5.4
The Chargor hereby authorises the Chargee to arrange at any time and from time to time (whether before or after the occurrence of an Event of Default for the Charged Property or any part thereof to be registered in the name of the Chargee (or its nominee) thereupon to be held as so registered subject to the terms of this Charge.

6	PRESERVATION OF SECURITY

6.1	It is hereby agreed and declared that:

6.1.1
the security created by this Charge shall be held by the Chargee as a continuing security for the payment and discharge of the Secured Obligations and the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the Secured Obligations;

6.1.2
the Chargee shall not be bound to enforce any other security (if applicable), or any other remedy available under the Promissory Note or under applicable law, before enforcing the security created by this Charge;

6.1.3
no delay or omission on the part of the Chargee in exercising any right, power or remedy under this Charge shall impair such right, power or remedy or be construed as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any further exercise thereof or the exercise of any other right, power or remedy.  The rights, powers and remedies herein provided are cumulative and not exclusive of any rights, powers and remedies provided by law and may be exercised from time to time and as often as the Chargee may deem expedient; and

6.1.4	any waiver by the Chargee of any terms of this Charge shall only be effective if given in writing and then only for the purpose and upon the terms for which it is given.

6.2
Any settlement or discharge under this Charge between the Chargee and the Chargor shall be conditional upon no security or payment to the Chargee by the Company or the Chargor or any other person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency, administration or liquidation for the time being in force and, if such condition is not satisfied, the Chargee shall be entitled to recover from the Chargor on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred.

6.3
The rights of the Chargee under this Charge and the Security Interest hereby constituted shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, in whole or in part, including without limitation, and whether or not known to or discoverable by the Company, the Chargor, the Chargee or any other person:

6.3.1	any time or waiver granted to or composition with the Company or any other person;

6.3.2	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Company or any other person;

6.3.3	any legal limitation, disability, incapacity or other circumstances relating to the Company or any other person;

6.3.4	any amendment or supplement to the Promissory Note or any other document or security;

6.3.5	the dissolution, liquidation, amalgamation, reconstruction or reorganisation of the Company or any other person; or

6.3.6	the unenforceability, invalidity or frustration of any obligations under the Promissory Note or any other document or security.

6.4
Until the Secured Obligations have been unconditionally and irrevocably satisfied and discharged in full to the satisfaction of the Chargee, the Chargor shall not by virtue of any payment made hereunder on account of the Secured Obligations or by virtue of any enforcement by the Chargee of its rights under, or the security constituted by, this Charge or by virtue of any relationship between or transaction involving, the Chargor and the

Company (whether such relationship or transaction shall constitute the Chargor a creditor of the Company, a guarantor of the obligations of the Company or a party subrogated to the rights of others against the Company or otherwise howsoever and whether or not such relationship or transaction shall be related to, or in connection with, the subject matter of this Charge):

6.4.1	exercise any rights of subrogation in relation to any rights, security or moneys held or received or receivable by the Chargee or any person;

6.4.2	exercise any right of contribution from any co-surety liable in respect of such moneys and liabilities under any other guarantee, security or agreement;

6.4.3	exercise any right of set-off or counterclaim against the Company or any such co-surety;

6.4.4	receive, claim or have the benefit of any payment, distribution, security or indemnity from the Company or any such co-surety; or

6.4.5	unless so directed by the Chargee (when the Chargor will prove in accordance with such directions), claim as a creditor of the Company or any such co-surety in competition with the Chargee.

The Chargor shall hold in trust for the Chargee and forthwith pay or transfer (as appropriate) to the Chargee any such payment (including an amount equal to any such set-off), distribution (including such dividend or distribution payments described in Clause 5.1.2) or benefit of such security, indemnity or claim in fact received by it.

6.5
Until the Secured Obligations have been unconditionally and irrevocably satisfied and discharged in full to the satisfaction of the Chargee, the Chargee may at any time keep in a separate account or accounts (without liability to pay interest thereon) in the name of the Chargee for as long as it may think fit, any moneys received, recovered or realised under this Charge or under any other guarantee, security or agreement relating in whole or in part to the Secured Obligations without being under any intermediate obligation to apply the same or any part thereof in or towards the discharge of such amount.

7	ENFORCEMENT OF SECURITY

7.1
Upon the occurrence of an Event of Default the Security Interest hereby constituted shall become immediately enforceable and the Chargee, at any time, without further notice to or consultation with or consent of  the Chargor may:

7.1.1	solely and exclusively exercise all voting and/or consensual powers pertaining to the Charged Property or any part thereof and may exercise such powers in such manner as the Chargee may think fit;

7.1.2
receive and retain all dividends, interest, distributions or other moneys or assets accruing on or in respect of the Charged Property or any part thereof, such dividends, interest, distributions or other moneys or assets to be held by the Chargee, until applied in the manner described in Clause 7.4, as additional security charged under and subject to the terms of this Charge and any such dividends, interest, distributions or other moneys or assets received by the Chargor after such time shall be held in trust by the Chargor for the Chargee and paid or transferred to the Chargee on demand;

7.1.3	appoint by instrument any person to be a receiver of the Charged Property (the “Receiver”) and remove any Receiver so appointed and appoint another in his stead;

7.1.4
sell, transfer, grant options over or otherwise dispose of the Charged Property or any part thereof at such place and in such manner and at such price or prices as the Chargee may deem fit, and thereupon the Chargee shall have the right to deliver, assign and transfer in accordance therewith the Charged Property so sold, transferred, granted options over or otherwise disposed of;  and/or

7.1.5	complete any undated blank share transfer forms of all or any part of the Charged Property by dating the same and/or inserting its name or the name of its nominee as transferee.

For the avoidance of doubt, the Chargor agrees that the Chargee shall be entitled to enforce the Security Interest and take possession of the Charged Property, and shall have the right, but not the obligation or any requirement to sell or otherwise dispose of the Charged Property, and the Chargor hereby waives (to the fullest extent permitted by applicable law) any such requirement of the Chargee (whether under contract or under any applicable law) to mandatorily sell or dispose of the Charged Property upon enforcement of the Security Interest.

7.2
The Chargee shall not be obliged to make any enquiry as to the nature or sufficiency of any payment received by it under this Charge or to make any claim or to take any action to collect any moneys assigned by this Charge or to enforce any rights or benefits assigned to the Chargee by this Charge or to which the Chargee may at any time be entitled hereunder.

7.3
Upon any sale by the Chargee of the Charged Property or any part thereof by the Chargee the purchaser shall not be bound to see or enquire whether the Chargee’s power of sale has become exercisable in the manner provided in this Charge and the sale shall be deemed to be within the power of the Chargee, and the receipt of the Chargee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable therefor.

7.4
All moneys received by the Chargee pursuant to this Charge shall be held by it upon trust in the first place to pay or make good all such expenses, liabilities, losses, costs, duties, fees, charges or other moneys whatsoever as may have been paid or incurred by the Chargee in exercising any of the powers specified or otherwise referred to in this Charge and the balance shall be applied in the following manner:

7.4.1
FIRSTLY:  in or towards satisfaction of any amounts in respect of the balance of the Secured Obligations as are then accrued due and payable or are then due and payable by virtue of payment demanded, in such order or application as the Chargee shall think fit;

7.4.2
SECONDLY:  in retention of an amount equal to any part or parts of the Secured Obligations as are or are not then due and payable but which (in the sole and absolute opinion of the Chargee) will or may become due and payable in the future and, upon the same becoming due and payable, in or towards satisfaction thereof in accordance with the foregoing provisions of this Clause 7.4; and

7.4.3	THIRDLY: the surplus (if any) shall be promptly paid to the Chargor or to whosoever else may be entitled thereto.

For the avoidance of doubt, the Chargor agrees that the Chargee shall be entitled to enforce the Security Interest and take possession of the Charged Property, and shall not have any obligation to sell or otherwise dispose of the Charged Property, and the Chargor hereby waives (to the fullest extent permitted by applicable law) any such requirement of the Chargee (whether under contract or under any applicable law) to mandatorily sell or dispose of the Charged Property upon enforcement of the Security Interest and distribute the moneys in accordance with Clause 7.4.

7.5
Neither the Chargee nor its agents, managers, officers, employees, delegates or advisers shall be liable for any claim, demand, liability, loss, damage, cost or expense incurred or arising in connection with the exercise or purported exercise of any rights, powers and discretions hereunder in the absence of fraud; however, in no event shall the Chargee be liable for consequential damages.

7.6
The Chargee shall not by reason of the taking of possession of the whole or any part of the Charged Property or any part thereof be liable to account as mortgagee-in-possession or for anything except actual receipts or be liable for any loss upon realisation or for any default or omission for which a mortgagee-in-possession might be liable.

7.7	In addition to all other rights or powers vested in the Chargee hereunder or by statute or otherwise, the Receiver may take such action in relation to the enforcement of this Charge to:

7.7.1	take possession of, redeem, collect and get in all or any part of the Charged Property;

7.7.2	raise or borrow money and grant security therefor over all or any part of the Charged Property;

7.7.3	appoint an attorney or accountant or other professionally qualified person to assist him in the performance of his functions,

7.7.4	do all acts and to execute in the name and on behalf of the Chargor any document or deed in respect of all or any part of the Charged Property;

7.7.5
in the name of the Chargor or in his own name, bring, prosecute, enforce, defend and abandon applications, claims, disputes, actions, suits and proceedings in connection with all or any part of the Charged Property and to submit to arbitration, negotiate, compromise and settle any such applications, claims, disputes, actions, suits or proceedings;

7.7.6	sell, call in, collect and convert to money the Charged Property or any of it at such place and in such manner and at such price or prices as he shall think fit;

7.7.7
exercise any powers, discretion, voting or other rights or entitlements in relation to the Charged Property and generally to carry out any other action which he may in his sole discretion deem appropriate in relation to the enforcement of this Charge;

7.7.8	to make any arrangement or compromise which he shall think expedient; and

7.7.9
to do all such other acts and things as may be considered to be incidental or conducive to any of the matters or powers aforesaid and which the Receiver lawfully may or can do as agent for the Chargor.

7.8
Every Receiver shall so far as it concerns responsibility for his acts be deemed to be an agent of the Chargor, which shall be solely responsible for his acts and defaults and for the payment of his remuneration and no Receiver shall at any time act as agent for the Chargee.

7.9
Every Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and the Chargee (or, failing such agreement, to be fixed by the Chargee) appropriate to the work and responsibilities involved, upon the basis of current industry practice.

8	FURTHER ASSURANCES

8.1	The Chargor shall execute and do all such assurances, acts and things as the Chargee in its absolute discretion may require for:

8.1.1	perfecting, protecting or ensuring the priority of the Security Interest hereby created (or intended to be created);

8.1.2	preserving or protecting any of the rights of the Chargee under this Charge;

8.1.3	ensuring that the security constituted by this Charge and the covenants and obligations of the Chargor under this Charge shall inure to the benefit of any assignee of the Chargee;

8.1.4	facilitating the appropriation or realisation of the Charged Property or any part thereof; or

8.1.5	exercising any power, authority or discretion vested in the Chargee under this Charge,

in any such case forthwith upon demand by the Chargee and at the expense of the Chargor.

8.2
Without limitation to the generality of Clause 8.1, the Chargor covenants with the Chargee that it will on demand of the Chargee procure any amendment to the memorandum and articles of association of the Company necessary or, in the opinion of the Chargee desirable, in order to give effect to the terms of this Charge or any documents or transactions provided for herein.

8.3
The Chargor shall provide such assurances and do all acts and things the Receiver may in his absolute discretion require for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder and the Chargor hereby irrevocably appoints the Receiver to be the lawful attorney in fact of the Chargor to do any act or thing and to exercise all the powers of the Chargor for the purpose of exercising the powers (or giving effect to the exercise of the powers) conferred on the Receiver hereunder.

9	INDEMNITIES

9.1
The Chargor will indemnify and save harmless the Chargee, the Receiver and each agent or attorney appointed under or pursuant to this Charge from and against any and all expenses, claims, liabilities, losses, taxes, costs, duties, fees and charges properly and reasonably suffered, incurred or made by the Chargee, the Receiver or such agent or attorney:

9.1.1	in the exercise or purported exercise of any rights, powers or discretions vested in them pursuant to this Charge;

9.1.2	in the preservation or enforcement of the Chargee’s rights under this Charge or the priority thereof; or

9.1.3	on the release of any part of the Charged Property from the security created by this Charge,

and the Chargee, the Receiver or such agent or attorney may retain and pay all sums in respect of the same out of money received under the powers conferred by this Charge.  All amounts recoverable by the Chargee, the Receiver or such agent or attorney or any of them shall be recoverable on a full indemnity basis.

9.2
If, under any applicable law or regulation, and whether pursuant to a judgment being made or registered against the Chargor or the bankruptcy or liquidation of the Chargor or for any other reason any payment under or in connection with this Charge is made or falls to be satisfied in a currency (the “Payment Currency”) other than the currency in which such payment is due under or in connection with this Charge (the “Contractual Currency”), then to the extent that the amount of such payment actually received by the Chargee when converted into the Contractual Currency at the rate of exchange, falls short of the amount due under or in connection with this Charge, the Chargor, as a separate and independent obligation, shall indemnify and hold harmless the Chargee against the amount of such shortfall.  For the purposes of this clause, “rate of exchange” means the rate at which the Chargee is able on or about the date of such payment to purchase the Contractual Currency with the Payment Currency and shall take into account any premium and other costs of exchange with respect thereto.

10	POWER OF ATTORNEY

10.1
The Chargor, by way of security and in order more fully to secure the performance of his obligations hereunder, pursuant to the Powers of Attorney Law (1996 Revision) hereby irrevocably appoints the Chargee and the persons deriving title under it jointly and also severally to be his attorney:

10.1.1
to execute and complete in favour of the Chargee or its nominees or of any purchaser any documents which the Chargee may from time to time require for perfecting its title to or for vesting any of the assets and property hereby charged or assigned in the Chargee or its nominees or in any purchaser and to give effectual discharges for payments;

10.1.2
to take and institute on non-payment (if the Chargee in its sole discretion so decides) all steps and proceedings in the name of the Chargor or of the Chargee for the recovery of such moneys, property and assets hereby charged and to agree accounts;

10.1.3	to make allowances and give time or other indulgence to any surety or other person liable;

10.1.4
to sign, execute, seal and deliver and otherwise perfect and do any such legal assignments and other assurances, charges, authorities and documents over the moneys, property and assets hereby charged, and all such deeds, instruments, acts and things (including, without limitation, those referred to in Clause 8) which may be required for the full exercise of all or any of the powers conferred or which may be deemed proper on or in connection with any of the purposes aforesaid; and

10.1.5	otherwise generally to act for him and in his name and on his behalf in connection with this Share Charge;

10.2
The power hereby conferred shall be a general power of attorney and the Chargor hereby ratifies and confirms and agrees to ratify and confirm any instrument, act or thing which any such attorney may execute or do.  In relation to the power referred to herein, the exercise by the Chargee of such power shall be conclusive evidence of its right to exercise the same.

11	EXPENSES

11.1
Each party shall bear their own costs and expenses in connection with entry into and performance under this Charge, provided that following an Event of Default, the Chargor shall pay to the Chargee on demand all costs, fees and expenses (including but not limited to legal fees and expenses) and taxes thereon incurred by the Chargee or for which the Chargee may become liable in connection with:

11.1.1	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Charge or the priority hereof;

11.1.2	any variation of, or amendment or supplement to, any of the terms of this Charge; and/or

11.1.3	any consent or waiver required from the Chargee in relation to this Charge,

and in any case referred to in Clauses 11.1.2 and 11.1.3 regardless of whether the same is actually implemented, completed or granted, as the case may be.

11.2
The Chargor shall pay promptly any stamp, documentary and other similar duties and taxes to which this Charge may be subject or give rise and shall indemnify the Chargee on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Chargor to pay any such duties or taxes.

12	NOTICES

Any notice required to be given hereunder shall be in writing in the English language and shall be served by sending the same by prepaid recorded post, facsimile or by delivering the same by hand to the address of the Party or Parties in question as set out below (or such other address as such Party or Parties shall notify the other Parties of in accordance with this clause). Any notice sent by post as provided in this clause shall be deemed to have been served five Business Days after despatch and any notice sent by facsimile as provided in this clause shall be deemed to have been served at the time of despatch and in proving the service of the same it will be sufficient to prove in the case of a letter that such letter was properly stamped, addressed and placed in the post; and in the case of a facsimile that such facsimile was duly despatched to a current facsimile number of the addressee.

Chargor
Name: XU Xudong
Address: Building 5, No. 628 Hongqiao Road, Shanghai
Telephone: +86 21 647 5599
Email: youzi@ispeak.cn

Chargee:
Name:  Shanda Media Group
Address:  8 Stevens Road, Singapore 257819
Tel: +65 6361 0060
Email: hanli@snda.com

13	ASSIGNMENTS

13.1
This Charge shall be binding upon and shall inure to the benefit of the Chargor and the Chargee and each of their respective successors and (subject as hereinafter provided) assigns and references in this Charge to any of them shall be construed accordingly.

13.2	The Chargor may not assign or transfer all or any part of his rights and/or obligations under this Charge.

13.3
The Chargee may not assign or transfer all or any part of its rights or obligations under this Charge to any assignee or transferee without the consent of the Chargor, such consent not to be unreasonably withheld, provided that no such consent shall be required if an Event of Default affecting the Chargor has occurred and is continuing. The Chargee shall notify the Chargor promptly following any such assignment or transfer.

14	MISCELLANEOUS

14.1
The Chargee, at any time and from time to time, may delegate by power of attorney or in any other manner to any person or persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Chargee under this Charge in relation to the Charged Property or any part thereof.  Any such delegation may be made upon such terms and be subject to such regulations as the Chargee may think fit.  The Chargee shall not be in any way liable or responsible to the Chargor for any loss or damage arising from any act, default, omission or misconduct on the part of any such delegate provided the Chargee has acted reasonably in selecting such delegate.

14.2
If any of the clauses, conditions, covenants or restrictions of this Charge or any deed or document emanating from it shall be found to be void but would be valid if some part thereof were deleted or modified, then such clause, condition, covenant or restriction shall apply with such deletion or modification as may be necessary to make it valid and effective.

14.3
This Charge (together with any documents referred to herein) constitutes the whole agreement between the Parties relating to its subject matter and no variations hereof shall be effective unless made in writing and signed by each of the Parties.

14.4	The headings in this Charge are inserted for convenience only and shall not affect the construction of this Charge.

14.5
Each party acknowledges that they have received independent legal advice relating to all the matters provided for in this Share Charge (to the extent such party deems necessary) and agrees that the provisions of this Share Charge are fair and reasonable, and the Chargor agrees not to make any claim or defense that the Share Charge is invalid or unenforceable against him.

14.6	This Charge may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

15	LAW AND JURISDICTION

This Charge shall be governed by and construed in accordance with the laws of the Cayman Islands and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands, provided that nothing in this clause shall affect the right of the Chargee to serve process in any manner permitted by law or limit the right of the Chargee to take proceedings with respect to this Charge against the Chargor in any jurisdiction nor shall the taking of proceedings with respect to this Charge in any jurisdiction preclude the Chargee from taking proceedings with respect to this Charge in any other jurisdiction, whether concurrently or not.

IN WITNESS whereof the parties hereto have caused this Charge to be duly executed as a Deed the day and year first before written.

Executed as a Deed by XU XUDONG （许旭东）
)
in the presence of:	)

Witness

Executed as a Deed	)
for and on behalf of	)
SHANDA MEDIA
GROUP LIMITED	)
in the presence of:	)

Witness

SCHEDULE 1

SHARE TRANSFER FORM

FOR VALUE RECEIVED	,	(amount)

I,	Xu Xudong	of	(transferor)

Building 5, No. 628 Hongqiao Road, Shanghai, China	,	(address)

hereby sell, assign and transfer unto	Shanda Media Group Limited	(transferee)

of	Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110	(address)

1,938,360,784 ordinary shares of each	(number of shares)

of	KU6 MEDIA CO. LTD.	(name of company)

Dated this	day of	, 20

Signed by the Transferor:	In the presence of:
For and on behalf of	Witness

Signed by the Transferee:	In the presence of:
Witness

SCHEDULE 2

KU6 MEDIA CO. LTD.

IRREVOCABLE APPOINTMENT OF PROXY AND POWER OF ATTORNEY

I, XU XUDONG (许旭东), hereby irrevocably appoint Shanda Media Group Limited as my:

1.
proxy to vote at meetings of the shareholders of Ku6 Media Co. Limited (the “Company”) in respect of any existing or further shares (or ADSs representing shares) in the Company which may have been or may from time to time be issued and/or registered in my name (or in the name of my controlled Affiliates); and

2.
duly authorised representative and duly appointed attorney-in-fact to sign resolutions in writing of the Company in respect of any existing or further shares (or ADSs representing shares) in the Company which may have been or may from time to time be issued and/or registered in my name (or in the name of my controlled Affiliates).

This proxy and this power of attorney are irrevocable by reason of being given for valuable consideration and being coupled with the interest of Shanda Media Group Limited as chargee (the “Chargee”) of the aforesaid shares.

This proxy may be used by the Chargee on and at any time after the occurrence of an Event of Default (as defined in the Promissory Note dated _______ 2014 between the Chargor and the Chargee) which is continuing.

This proxy and power of attorney shall be governed by the laws of Cayman Islands.

IN WITNESS whereof this instrument has been duly executed as a deed this [              ] day of 2014.

EXECUTED AS A DEED by CHARGOR:	)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)

In the presence of:

Signature of Witness

Name:

Address:

Occupation:

SCHEDULE 3

LETTER OF RESIGNATION AND RELEASE

To:	Ku6 Media Co. Ltd
[Address]

I, [name of director], hereby tender my resignation as a Director [and [other office]] of Ku6 Media Co. Ltd. with effect from the date of this letter.

I confirm that I have no claims or rights of action against the Company whether for damages or for compensation for loss of office.

[NAME] Director

Date:

AUTHORITY TO DATE LETTER OF RESIGNATION AND RELEASE

TO:	SHANDA MEDIA GROUP LIMITED

DATE:	[DATE]

I, [NAME OF DIRECTOR], hereby irrevocably authorise any officer or agent of SHANDA MEDIA GROUP LIMITED at any time to date and submit the attached letter of resignation on my behalf.

Executed and delivered as a deed

[NAME] Director

Date:

Witness signature:

Witness name:

SCHEDULE 4

UNDERTAKING

We, Ku6 Media Co. Ltd. (the “Company”) hereby irrevocably UNDERTAKE and COVENANT with Shanda Media Group Limited (the “Transferee”) to register all transfers of Charged Shares submitted to the Company for registration by the Transferee pursuant to the due exercise of rights under the Share Charge (as defined below) as soon as practical following the submission of such transfers.

This Undertaking is given pursuant to Clause 4.2.5 of the Share Charge (the “Share Charge”) dated [date] between [name of Chargor] and the Transferee, and any capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Share Charge.

EXECUTED AS A DEED under the common seal of the Company on [date].

The Common Seal of the	)
Company was affixed hereto	)
in the presence of:	)

Director

Director/Secretary

Exhibit C

List of Control Documents

1.	Exclusive Intellectual Property Option Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008

2.	Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012

3.	Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012

4.	Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 30, 2012

5.	Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 30, 2012

6.	Exclusive Technology Consulting and Services Framework Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012

7.	Business Operation Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012

8.	Power of Attorney by Mingfeng Chen dated August 1, 2012

9.	Power of Attorney by Yingfeng Zhang dated August 1, 2012

10.	Amended and Restated Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 30, 2012

11.	Amended and Restated Exclusive Call Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 30, 2012

12.	Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012

13.	Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012

14.	Share Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 1, 2012

15.	Exclusive Call Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012

16.	Exclusive Technology Consulting and Services Framework Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012

17.	Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012

18.	Power of Attorney by Yingfeng Zhang dated August 1, 2012

19.	Power of Attorney by Mingfeng Chen dated August 1, 2012

20.
Equity Interest Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009

21.
Exclusive Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009

22.	Exclusive Business Cooperation Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd., and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009

23.	Power of Attorney by Ku6 (Beijing) Information Technology Co., Ltd dated March 21, 2009

24.	Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011

25.	Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011

26.	Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011

27.	Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011

28.	Equity Disposition Agreement among Kusheng (Tianjin) Technology Co., Ltd., Dongxu Wang, Qing Zhang and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011

29.	Exclusive Consulting and Services Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011

30.	Business Operation Agreement among Kusheng (Tianjin) Technology Co., Ltd., Tianjin Ku6 Network Communication Technology Co., Ltd., Dongxu Wang and Qing Zhang dated December 14, 2011

31.	Power of Attorney by Dongxu Wang dated December 14, 2011

32.	Power of Attorney by Qing Zhang dated December 14, 2011